UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

EPIZYME, INC.

(Name of Subject Company (Issuer))

HIBERNIA MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on July 12, 2022 by Hibernia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée and wholly owned subsidiary of Ipsen S.A., a French société anonyme, to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Epizyme, Inc., a Delaware corporation, at a price of $1.45 per Share, to the holder in cash, net of applicable withholding taxes and without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive one or more payments in cash, contingent upon the achievement of certain specified milestones as described in the Offer to Purchase dated July 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On August 5, 2022, Purchaser announced an extension of the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on August 8, 2022. The expiration date of the Offer has been extended until 11:59 p.m., Eastern Time, on August 11, 2022, unless further extended. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has indicated that as of 5:00 p.m., Eastern Time, August 4, 2022, approximately 42,256,760 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 25% of the Shares outstanding as of July 6, 2022.

On August 5, 2022, Ipsen issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

AMENDMENTS TO THE OFFER TO PURCHASE AND EXHIBITS TO THE SCHEDULE TO.

All references to “one minute after 11:59 p.m., Eastern Time, on August 8, 2022” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “11:59 p.m., Eastern Time, on August 11, 2022.”

ITEM 12.	EXHIBITS.

Item 12 of this Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Ipsen S.A. on August 5, 2022 announcing extension of the Offer.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated July 12, 2022.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published July 12, 2022 in the Wall Street Journal.

(a)(5)(A)*	Joint Press Release of Epizyme and Ipsen, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.1 to Epizyme’s Current Report on Form 8-K filed on June 27, 2022).

(a)(5)(B)*	Email sent to employees of Epizyme on June 27, 2022 (incorporated herein by reference to Exhibit 99.2 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(a)(5)(C)*	Corporate Statement for Use with Investors and Media dated June 27, 2022 (incorporated herein by reference to Exhibit 99.3 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).

(a)(5)(D)	Press Release issued by Ipsen S.A. on August 5, 2022 announcing extension of the Offer.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of June 27, 2022, by and among Epizyme, Ipsen and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(2)*	Mutual Confidentiality Agreement, effective as of February 7, 2022, by and between Epizyme and Purchaser.

(d)(3)*	Form of Support Agreement by and among Ipsen, Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(4)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent (incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Epizyme on June 27, 2022).

(d)(6)*	Exclusivity Letter Agreement, dated June 10, 2022, by and between Ipsen and Epizyme, as extended by letter agreement dated June 22, 2022.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table (incorporated by reference to Exhibit 107 to Amendment No. 1 to Schedule TO filed by Purchaser, Ipsen Biopharma, Ipsen and Ipsen SA on August 1, 2022).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2022

HIBERNIA MERGER SUB, INC.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer